Exhibit 99.2



    Hi-Q Wason Retains National Financial Network for Comprehensive Investor
                               Awareness Campaign

                BusinessWire, Monday, November 15, 1999 at 09:24

     TAIPEI, Republic of China--(BUSINESS WIRE)--Nov. 15, 1999--Hi-Q Wason Inc. (NASDAQ:HIQW) today reported that it initiated a proactive shareholder and investor relations program through National Financial Network, a division of National Financial Communications Corp.

     "Hi-Q Wason is a profitable, high-growth company with a flawless track record of dramatically increasing sales, gross profit margins, and earnings every year since inception," commented Geoffrey Eiten, president of National Financial Communications.

     "The Company's proven ability to balance rapid expansion with improved earnings, coupled with its leading position in Taiwan's rapidly growing bottled water industry and an aggressive growth through acquisition strategy, make Hi-Q Wason a truly exciting success story to communicate to the investment community," Eiten added.

     The Company explained that it intends to substantially accelerate its top and bottom line growth rate by acquiring its competition in existing markets while purchasing regional leaders and fill-in acquisitions in new territories throughout Taiwan. Hi-Q Wason also plans to pursue internal development in order to provide the industry's highest customer service levels, increase its client base, further improve delivery route density and maximize operating efficiencies.

     "Having recently gone public on Nasdaq, we feel it is prudent to launch a comprehensive investor awareness campaign in order to best inform Wall Street of Hi-Q Wason's competitive advantages and expansion strategy," explained Tuan Yuan Hu, chief executive officer of Hi-Q Wason. "We are pleased to report our new partnership with National Financial Network, and expect that this relationship will further improve our shareholder value."

     National Financial Network, a division of National Financial Communications Corp. of Needham, Mass., is a full-service financial communications and investor relations firm specializing in the representation of small-cap companies.

     Hi-Q Wason Inc. is one of Taiwan's largest providers of bottled water delivered directly to residences and businesses. With an existing client base of 6,000 customers and a leading position in Taipei and Hsinchu, the Company is pursuing internal development and strategic acquisitions to strengthen its industry positioning and expand its target geographic markets.

     Forward-looking statements in this release are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forwardlooking statements involve risks and uncertainties, including, without limitation, continued acceptance of the Company's products, increased levels of competition, new products introduced by competitors, changes in the rates of subscriber acquisition and retention, and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission.


        CONTACT: Hi-Q Wason
        Andrew Chu, 310/288-1808
        www.nfnonline.com/hiqw
        or
        National Financial Network
        Geoffrey Eiten, 800/458-1799 ext. 13
        geiten@nfnonline.com
        KEYWORD: MASSACHUSETTS INTERNATIONAL ASIA PACIFIC
        INDUSTRY KEYWORD: FOODS/BEVERAGES MARKETING AGREEMENTS